SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of February, 2021

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

5 Fleet Place

London, EC4M7RD

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following, which appears immediately following this page:

●	Press release dated February 24, 2021 announcing that U.S. Department of Commerce imposes final duties of up to 160% on all silicon metal imports from Bosnia and Herzegovina, Iceland and Kazakhstan

U.S. Department of Commerce imposes final duties of up to 160% on all silicon metal imports from Bosnia and Herzegovina, Iceland and Kazakhstan

MIAMI, Feb. 24, 2021 (GLOBAL NEWSWIRE) – Globe Specialty Metals, Inc. (“GSM”), a subsidiary of Ferroglobe PLC (NASDAQ: GSM), and Mississippi Silicon LLC (“MS”), together representing the majority of American silicon metal production, welcomed news on February 23rd that the U.S. Department of Commerce ("Commerce") will impose final antidumping and countervailing duties of up 160% on all silicon metal imports from Bosnia and Herzegovina, Iceland, and Kazakhstan.

Next, the U.S. International Trade Commission (“ITC”) will vote whether to affirm its preliminary decision that these imports have injured the U.S. industry.  Assuming the outcome is affirmative, formal orders will be published shortly thereafter. The ITC is scheduled to vote on March 24, 2021.

“U.S. businesses, small and large, routinely face challenges from imports that engage in unfair pricing practices or receive improper subsidies – even the most efficient and agile industry, like ours, can be injured if we’re forced to compete with one hand tied behind our back,” said Marco Levi, Chief Executive Officer of GSM’s parent, Ferroglobe. “Fortunately, the trade laws are crafted to support a level playing field where everyone can compete fairly.”

On June 30, 2020, GSM and MS filed petitions to stop silicon metal producers in Bosnia and Herzegovina, Iceland, Malaysia and Kazakhstan from selling dumped and unfairly subsidized silicon metal imports into the United States. In their petitions, the companies asked the Commerce and ITC to impose duties on to offset unfair pricing and unfair subsidies.

Since the initial filing, investigations into all four countries have been ongoing.  Most recently, on January 27, 2021, Commerce announced duties of 7.41% on all imports of silicon metal from Malaysia. A final determination in the Malaysia investigation will be announced in early June 2021.

“Unfair trade practices have devastating effects, not just on the businesses and workers most directly impacted – families, local communities, and the entire economy also get caught in the undertow,” said Eddie Boardwine, Chief Operations Officer of MS. “We appreciate Commerce’s efforts to support American manufacturing, and look forward to seeing fair competition again in the U.S. market.”

About Globe Specialty Metals

Globe Specialty Metals, Inc. is a wholly-owned U.S. subsidiary of Ferroglobe PLC, one of the world’s leading suppliers of silicon metal, silicon- and manganese- based specialty alloys and ferroalloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. Through its subsidiaries, GSM owns metallurgical manufacturing facilities and other operations in Ohio, West Virginia, New York, Alabama, Indiana, Florida and Kentucky.

INVESTOR CONTACT:

Gaurav Mehta

Executive Vice President - Investor Relations

investor.relations@ferroglobe.com

MEDIA CONTACT:

Cristina Feliu Roig

Executive Director – Communications & Public Affairs

corporate.comms@ferroglobe.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2021
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)